Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends

(in thousands, except ratio data)

(unaudited)

	For the year ended December 31,
	2010	2009	2008	2007	2006
	(A)	(B)
Net (loss) income attributable to common shareholders	$(24,793)	$(18,770)	$10,630	$61,543	$73,456
Discontinued operations	851	(2,412)	(7,444)	(40,853)	(13,680)
Income tax expense (benefit)	5,075	4,590	(1,017)	1,719	(1,454)
Noncontrolling interests	(191)	352	5,239	6,369	4,627
Equity in earnings of unconsolidated entities	—	—	—	(27)	(38,420)
Fixed charges	63,454	65,042	74,229	74,794	70,590
Impairment of investment in hotel property	8,427	—	—	—	—
Amortization of capitalized interest	749	743	576	205	349
Distributions from unconsolidated entities	—	3	25	27	39,398
Capitalized interest	(200)	(703)	(3,525)	(4,171)	(2,589)

Earnings	$53,372	$48,845	$78,713	$99,606	$132,277

Fixed Charges
Interest	$35,593	$36,956	$46,859	$44,901	$39,838
Capitalized interest	200	703	3,525	4,171	2,589
Amort. of discounts and capitalized cost related to indebtness	907	995	1,348	1,378	2,559
Preference security dividends	26,754	26,388	22,497	24,344	25,604

Total fixed charges and preference security dividends	$63,454	$65,042	$74,229	$74,794	$70,590

Ratio of earnings to combined fixed charges and preferred share dividends	0.84	0.75	1.06	1.33	1.87

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2010 was approximately $10,082.
(B)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2009 was approximately $16,197.